SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

December 29, 2022

Joseph Kempf

Robert Littlepage

Austin Pattan

Matthew Crispino

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc.
Amendment No.4 to Draft Registration Statement on Form F-1
Submitted November 30, 2022
CIK No. 0001936574

Dear Mr. Kempf, Mr. Littlepage, Mr. Pattan and Mr. Crispino,

On behalf of our client, IMMRSIV Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 7, 2022 regarding the Company’s amendment No.4 to draft registration statement on Form F-1 confidentially submitted on November 30, 2022 (the “Amendment No.4 to the Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is publicly filing its revised draft registration statement on Form F-1 (the “Amendment No.5 to the Draft Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to the Staff’s comment by providing a confirmation as requested. The Staff’s comment is repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No.5 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., David K. Lee, Linh Hue Lieu,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Steven C Hsu (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No.5 to the Draft Registration Statement

General

1.	We note your responses to comments 1 and 2, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

The Company confirms its understanding that your decision not to issue additional comments should not be interpreted to mean that you either agree or disagree with the Company’s responses, including any conclusions the Company has made, positions it has taken and practices it has engaged in or may engage in with respect to this matter, including in regards to any NFTs that the Company may develop or mint in the future or that it may support or facilitate the minting or trading of in the future.

***

If you have any questions regarding the public filing of Amendment No.5 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Ahmed Mohidin, Partner, Paris, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP